UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                              Copano Energy, L.L.C.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Units
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    217202100
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2005
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 217202100
          ---------
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fiduciary Asset Management, LLC.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [X]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Missouri
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              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,141,423 (See Item 4)
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,141,423 (See Item 4)
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,141,423 (See Item 4)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     Not Applicable
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.47 %
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      IA
-------------------------------------------------------------------------------


Item 1

    (a)  Name of Issuer:  Copano Energy, L.L.C.

    (b)  Address of Issuer's Principal Executive Offices
         2727 Allen Parkway, Suite 1200
         Houston, TX  77019

Item 2   (a)-(c) This statement is filed on behalf of the following:

    (a)  This 13G is being filed by Fiduciary Asset Management,L.L.C.

    (b)  The principal business address is 8112 Maryland Avenue,
         Suite 400, St. Louis, MO  63105.

    (c)  FAMCO is a Missouri Limited Liability Company.


    (d)  Title of Class of Securities:
         Common Units

    (e)  CUSIP Number:
         217202100

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [  ]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [X ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.


Fiduciary Asset Management, LLC. acts as an investment advisor to certain closed-end investment companies registered under the Investment Company Act of 1940 as well as to private individuals. FAMCO by virtue of investment advisory agreements with these clients has all investment and voting power over securities owned of record by these clients. However, despite their delegation of investment and voting power to FAMCO, these clients may be deemed to be the beneficial owners under Rule 13d-3 of the Act of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with FAMCO. Thus, FAMCO has reported that it shares voting power and dispositive power over the securities owned of record by these clients. FAMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. None of the securities listed below are owned of record by FAMCO and FAMCO disclaims any beneficial interest in the shares.


    (a)  Amount beneficially owned:

         1,141,423

    (b)  Percent of class:
         8.47%

    (c)  Number of shares as to which the person has:

      	(i)   Sole power to vote or to direct the vote:


      	(ii)  Shared power to vote or to direct the vote:
                  1,141,423

      	(iii) Sole power to dispose or to direct the disposition of:


      	(iv)  Shared power to dispose or to direct the disposition of:
                  1,141,423



Item 4.  Ownership.

Fiduciary/Claymore MLP Opportunity Fund, a Delaware Statutory Trust - FMO, with its principal business office at 2455 Corporate West Drive, Lisle, IL 60532 is a registered, non-diversified, closed-end management Investment Company under the Investment Company Act of 1940, as amended who beneficially owns 846,402 shares or 6.28% of the class.

    (a)  Amount beneficially owned:

         846,402

    (b)  Percent of class:
         6.28%

    (c)  Number of shares as to which the person has:

      	(i)   Sole power to vote or to direct the vote:


      	(ii)  Shared power to vote or to direct the vote:
                  846,402

      	(iii) Sole power to dispose or to direct the disposition of:


      	(iv)  Shared power to dispose or to direct the disposition of:
                  846,402



Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The investment companies and individuals discussed in item 4 above have the right to receive all dividends from and the proceeds from the sale of the securities held in their respective accounts. As noted in item 4 above Fiduciary/Claymore MLP Opportunity Fund beneficially owns 846,402 shares or 6.28% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of a Group

         Not Applicable


Item 10.  Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

			Fiduciary Asset Management, L.L.C.
			By: /s/ Patricia L. Boyd
        		Treasurer and Controller
			----------------------------------